Exhibit 99.2

January 9, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Link Motion Inc. in its Form 6-K dated January 9, 2019. We agree with the statements concerning our Firm in such Form 6-K. This Form 6-K should be read in conjunction with our resignation letter that is attached as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Very truly yours,

/s/ Marcum Bernstein & Pinchuk llp

Marcum Bernstein & Pinchuk llp

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumbp.com